SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           EVERGREEN MEDIA CORPORATION
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   300248 10 1
                                 (CUSIP Number)


                                 Thomas O. Hicks
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                February 19, 1997
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


                            (Continued on following pages)

--------------------------------------                   -----------------------
        CUSIP No. 300248 10 1                 13D                    Page 2
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chancellor Broadcasting Company
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

           NUMBER OF                     0
            SHARES              ------------------------------------------------
         BENEFICIALLY            8       SHARED VOTING POWER
           OWNED BY
             EACH                        3,144,066*
           REPORTING            ------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH
                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,114,066*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                        [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.38%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
================================================================================

*See Item 5

--------------------------------------                   -----------------------
        CUSIP No. 300248 10 1                 13D                    Page 3
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

           NUMBER OF                     0
            SHARES              ------------------------------------------------
         BENEFICIALLY            8       SHARED VOTING POWER
           OWNED BY
             EACH                        3,114,066*
           REPORTING            ------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH
                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,114,066*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                       [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.38%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================
*See Item 5

--------------------------------------                   -----------------------
        CUSIP No. 300248 10 1                 13D                    Page 4
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mr. Lawrence D. Stuart, Jr.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

           NUMBER OF                     0
            SHARES              ------------------------------------------------
         BENEFICIALLY            8       SHARED VOTING POWER
           OWNED BY
             EACH                        3,114,066*
           REPORTING            ------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH
                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,114,066*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                       [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.38%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


*See Item 5

ITEM 1.  SECURITY AND ISSUER

   Class A Common Stock, $0.01 par value (the "Class A Common
   Stock")

   Evergreen Media Corporation (the "Company")
   433 East Las Colinas Boulevard, Suite 1130
   Irving, Texas  75039

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name of Person(s) Filing this Statement (the "Filing
         Parties"):

         Chancellor Broadcasting Company ("Chancellor")
         Mr. Thomas O. Hicks
         Mr. Lawrence D. Stuart, Jr.

   (b)   Residence or Business Address:

         The address of the principal business office of Mr. Hicks and Mr. Stuart is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. The address of the principal business office of Chancellor is 12655 N. Central Expressway, Suite 405, Dallas, Texas 75243.

   (c)   Present Principal Occupation:

         Thomas O. Hicks is the controlling shareholder and the Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Mr. Stuart is a Managing Director and Principal of Hicks Muse. Chancellor, through its subsidiaries, is the owner and operator of radio broadcasting stations.

   (d)   Convictions in Criminal Proceedings during the last 5
         Years:

         None of the Filing Parties and, to the knowledge of Chancellor, none of Chancellor's executive officers or directors, have been convicted in a criminal proceeding during the last 5 years.

   (e)   Proceedings involving Federal or State Securities Laws:

         None of the Filing Parties and, to the knowledge of Chancellor, none of Chancellor's executive officers or directors, have been a party to any civil proceeding as a result of which he or it was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

   (f)   Citizenship:

         Mr. Hicks and Mr. Stuart are United States citizens.
   Chancellor is a corporation organized under the laws of the State of Delaware.

   The attached Schedule I is a list of the directors (other than Mr. Hicks, who is the Chairman of the Board of Directors of Chancellor, and Mr. Stuart, who is a director of Chancellor, and for each of whom the information required by this
Schedule 13D is set forth in this Item 2) and executive officers of Chancellor which contains the following information with respect to each person:

   (i)   name;
   (ii) principal business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   Each person identified on Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

   On December 19, 1997, Chancellor, the Company, and certain stockholders of Chancellor and the Company entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which each of the Filing Parties may be deemed to be the beneficial owner of 3,114,066 shares of Class A Common Stock. See Item 5.

   The principal stockholder of the Company (the "Principal Stockholder") entered into the Stockholders Agreement in order to induce Chancellor to enter into the Agreement and Plan of Merger, dated as of February 19, 1997 (the "Merger Agreement"), among the Company, Chancellor and Chancellor Radio Broadcasting Company, a subsidiary of Chancellor ("Radio Broadcasting").

   The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are filed herewith as Exhibits 99(a) and 99(b), respectively.

ITEM 4.  PURPOSE OF TRANSACTION

   The purpose of the Stockholders Agreement is to facilitate the merger of Chancellor and Radio Broadcasting with and into the Company (the "Merger"), with the Company surviving the Merger (as such, the "Surviving Corporation"), pursuant to and upon the terms of the Merger Agreement. The Merger Agreement provides, among other things, for changes to the board of directors and certificate of incorporation and bylaws of the Company at the effective time of the Merger. At the effective time, the holders of the Class A Common Stock will be entitled to receive one share of the Common Stock, $0.01 par value, of the Surviving Corporation.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of the close of business on February 19, 1997, the Filing Parties may each be deemed to have beneficially owned 3,114,066 shares of the Class A Common Stock of the Company by virtue of the Principal Stockholder's beneficial ownership of 3,114,066 shares of the Class B Common Stock, $0.01 par value ("Class B Common Stock"), of the Company and the terms of the Stockholders Agreement. The Class B Common Stock is convertible at any time by the Principal Stockholder into Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock so converted. Assuming the conversion of all shares of Class B Common Stock subject to the Stockholders Agreement into shares of Class A Common Stock, the aggregate number of shares of Class A Common Stock covered by this
   Schedule 13D represent approximately 7.38% of the outstanding shares of Class A Common Stock.

         Based upon the terms of the Company's restated certificate of incorporation, as amended, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on most matters submitted to stockholders (including the Merger) vote as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, as a result of the terms of the Stockholders Agreement described in paragraph (b) below, the Filing Parties may be deemed to have shared voting power representing approximately 44.33% of the outstanding voting power of the Company.

         (b) Of the 3,114,066 shares of Class B Common Stock for which the Filing Parties may be deemed to have shared voting power, 3,108,366 shares are held of record by the Principal Stockholder individually and 5,700 shares are held of record by the Principal Stockholder as custodian for his children.

         Pursuant to the terms of the Stockholders Agreement, the Principal Stockholder has agreed, subject to certain terms and conditions, to vote all shares of Class A Common Stock and Class B Common Stock owned by him on the date thereof, together with any shares of Class A Common Stock or Class B Common Stock thereafter acquired, (i) in favor of the approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled. In addition, in order to effect the agreements contained in the Stockholders Agreement, the Principal Stockholder granted an irrevocable proxy to each of Mr. Hicks and Mr. Stuart to vote the shares of Class A Common Stock and Class B Common Stock covered by the Stockholders Agreement in favor of the approval of the Merger Agreement and Merger at the meeting of the Company's stockholders called for the purpose of considering the Merger. Therefore, by virtue of the agreements contained in the Stockholders Agreement and the limited proxy to vote the shares of Class A Common Stock and Class B Common Stock subject to the Stockholders Agreement, each of the Filing Parties may be deemed to have acquired shared voting power with respect to all of such shares as to the limited matters covered by the Stockholders Agreement.

   Each of the Filing Parties disclaims beneficial ownership of all shares of Class A Common Stock covered by this Schedule 13D not owned by him or it of record.

         (c)   See paragraph (b) above.

         (d)   None.

         (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
         ISSUER

   The information set forth in Items 3, 4 and 5 above and the Exhibits filed herewith are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99(a) Agreement and Plan of Merger, dated as of February 19, 1997, among the Company, Chancellor and Radio Broadcasting.

         99(b) Stockholders Agreement, dated as of February 19, 1997, among the Company, Chancellor and the stockholders of the Company and Chancellor parties thereto.

         99(c) Joint Filing Agreement, dated as of March 3, 1997, among Chancellor, Thomas O. Hicks and Lawrence D.
   Stuart, Jr.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 CHANCELLOR BROADCASTING COMPANY


   March 3, 1997                 By:   /s/ Thomas O. Hicks
-------------------                 ----------------------
   Date                             Name:  Thomas O. Hicks
                                    Title: Chairman

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   March 3, 1997                    By:   /s/ Thomas O. Hicks
-------------------                    ----------------------
   Date                             Name:  Thomas O. Hicks

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   March 3, 1997                    By:   /s/ Lawrence D. Stuart, Jr.
-------------------                    ------------------------------
   Date                             Name:  Lawrence D. Stuart, Jr.

                                                                    SCHEDULE I

                 Name, business address, and present principal occupation or employment of the directors and executive officers of Chancellor Broadcasting Company

Directors

Thomas O. Hicks
(See Item 2 of this Schedule 13D)

Lawrence D. Stuart, Jr.
(See Item 2 of this Schedule 13D)

Steven Dinetz
President and Chief Executive Officer
Chancellor Broadcasting Company
12655 N. Central Expressway, Suite 405
Dallas, Texas 75243

Jeffrey A. Marcus
Chairman and Chief Executive Officer
Marcus Cable Company
2911 Turtle Creek Boulevard, Suite 1300
Dallas, Texas 75219

John H. Massey
7887 East Bellview Avenue
Englewood, Colorado 80111-6093

Eric C. Neuman
Senior Vice President
Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201

Non-Director Executive Officers

George C. Toulas
Executive Vice President and Regional Manager
Chancellor Broadcasting Company
625 Eden Park Drive
Cincinnati, Ohio 45202

Rick Eytcheson
Executive Vice President and Regional Manager
Chancellor Broadcasting Company
1440 Ethan Way, Suite 200
Sacramento, California 95825

Samuel "Skip" L. Weller
Executive Vice President and Regional Manager
Chancellor Broadcasting Company
1560 Broadway, Suite 1100
Denver, Colorado 80202

Jacques Kerrest
Senior Vice President and Chief Financial Officer
Chancellor Broadcasting Company
12655 N. Central Expressway, Suite 405
Dallas, Texas 75243

Eric W. Neumann
Senior Vice President -- Finance
Chancellor Broadcasting Company
12655 N. Central Expressway, Suite 405
Dallas, Texas 75243

                                 Exhibit Index



         Name of Exhibit

99(a) Agreement and Plan of Merger, dated as of February 19, 1997, among the Company, Chancellor and Radio Broadcasting.

99(b) Stockholders Agreement, dated as of February 19, 1997, among the Company, Chancellor and the stockholders of the Company and Chancellor parties thereto.

99(c) Joint Filing Agreement, dated as of March 3, 1997, among Chancellor, Thomas O. Hicks and Lawrence D. Stuart, Jr.